Filed by Eclipse Resources Corporation

(Commission File No. 001-36511)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Blue Ridge Mountain Resources, Inc.

Blue Ridge Mountain Resources Announces Key Executive Management Appointment

IRVING, TX – September 19, 2018 – (GLOBE NEWSWIRE) – Blue Ridge Mountain Resources, Inc. (OTCPK: BRMR) (“Blue Ridge” or the “Company”) today is pleased to announce the appointment of Michael Hodges to Senior Vice President of Finance. Michael’s first day with the Company will be September 19, 2018. Effective upon the successful completion of the Company’s proposed merger with Eclipse Resources Corporation (NYSE: ECR) (“Eclipse”), Michael will assume the role of Executive Vice President and Chief Financial Officer of Eclipse from Matthew DeNezza, who is currently serving in such capacity with Eclipse. Matthew will remain in place with Eclipse and support the transition until the close of the merger. The transaction is expected to close in the fourth quarter of 2018, subject to required regulatory approvals.

Michael joins Blue Ridge from PayRock Energy II (an EnCap portfolio company), an exploration and production company focused on oil and natural gas assets within the Eagle Ford Shale of South Texas. Michael has approximately 20 years of experience in the upstream oil and gas industry. His areas of expertise include financial planning and analysis, capital markets, mergers and acquisitions, investor relations and accounting. Previously, Michael was the Chief Financial Officer for Ward Energy Partners, a private-equity sponsored business focused on developing liquids-rich assets in the Anadarko Basin of Oklahoma and the DJ Basin of Colorado and Wyoming. Prior to joining Ward Energy Partners, Michael was the Chief Financial Officer for Rex Energy Corporation, a publicly-traded company developing natural resources in the Marcellus Shale of Pennsylvania and the Utica Shale of Ohio. Michael began his career with Chesapeake Energy Corporation and subsequently worked for SandRidge Energy, Inc. in various accounting roles of increasing responsibility. Michael received a B.B.A. in Finance from the University of Oklahoma in 2000 and an M.S. in Energy Management from Oklahoma City University in 2017 and is a Certified Public Accountant in the State of Oklahoma.

John Reinhart, President and CEO of Blue Ridge, commented, “We are delighted to welcome Michael to Blue Ridge. Michael brings with him significant industry experience and an excellent track record of leading finance functions in the upstream energy sector while possessing executive-level experience at both public and private energy companies. As we keenly focus on our strategy of return on investment and near-term free cash flow generation for the pro forma company, Michael’s appointment reinforces our commitment to attracting talent with relevant sectoral and operational experience that will help us to implement that strategy. The talent of both organizations is reflected in the pro forma management and, with the addition of Michael, will help lead us to develop one of the premier operators in the Appalachian Basin. We have assembled a highly experienced, results driven team with a track record of innovation, integration and execution. Together with the entire executive team, I am very much looking forward to working with Michael again.”

About Blue Ridge Mountain Resources, Inc.

Blue Ridge is an Irving, Texas based independent exploration and production company engaged in the acquisition, development and production of natural gas and natural gas liquids. Blue Ridge is active in two of the most prolific unconventional shale resource plays in North America, the Marcellus and Utica Shales.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between Eclipse Resources Corporation (“Eclipse Resources”) and Blue Ridge Mountain Resources, Inc. (“Blue Ridge”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the Transaction, Eclipse Resources will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a consent solicitation statement of Blue Ridge and an information statement of Eclipse Resources and that also constitutes a prospectus of Eclipse Resources. Eclipse Resources may also file other documents with the SEC regarding the Transaction. The definitive consent solicitation statement/information statement/prospectus will be sent to the stockholders of Eclipse Resources and Blue Ridge. This document is not a substitute for the registration statement and consent solicitation statement/information statement/prospectus that will be filed with the SEC or any other documents that Eclipse Resources may file with the SEC or that Eclipse Resources or Blue Ridge may send to stockholders of Eclipse Resources or Blue Ridge in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF ECLIPSE RESOURCES AND BLUE RIDGE ARE URGED TO READ THE REGISTRATION STATEMENT, THE CONSENT SOLICITATION STATEMENT/INFORMATION STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the consent solicitation statement/information statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Eclipse Resources through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Eclipse Resources will be made available free of charge on Eclipse Resources’ website at www.eclipseresources.com or by contacting Eclipse Resources’ Investor Relations Department by phone at 814-325-2059.

Participants in Solicitation

Eclipse Resources, Blue Ridge and certain of their respective directors, executive officers and members of management and employees may be deemed to be participants in the solicitation of consents from the holders of Blue Ridge’s common stock in respect to the Transaction.

Information regarding Eclipse Resources’ directors and executive officers is contained in Eclipse Resources’ Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Information regarding Blue Ridge’s directors and executive officers will be contained in the consent solicitation statement/information statement/prospectus and other relevant materials filed with the SEC. You can obtain a free copy of these documents at the SEC’s website at www.sec.gov or by accessing Eclipse Resources’ website at www.eclipseresources.com.

Investors may obtain additional information regarding the interests of those persons who may be deemed participants in the Transaction by reading the consent solicitation statement/information statement/prospectus and other relevant documents filed with the SEC regarding the Transaction when they become available. You may obtain free copies of these documents as described above.

Forward-Looking Statements and Cautionary Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical fact included in this press release, regarding, among other things, strategy, future operations, financial position, estimated revenues and income/losses, projected costs and capital expenditures, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “plan,” “endeavor,” “will,” “would,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Eclipse Resources’ and Blue Ridge’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described in the consent solicitation statement/information statement/prospectus and under Item 1A. Risk Factors in Eclipse Resources’ Annual Report on Form 10-K filed with the Securities Exchange Commission on March 2, 2018 (the “2017 Annual Report”) and in Eclipse Resources’ Quarterly Reports on Form 10-Q.

With respect to the proposed Transaction described herein, forward-looking statements may include, but are not limited to, statements regarding the expected timing and likelihood of the completion of the Transaction; the timing, receipt and anticipated terms and conditions of any required governmental and regulatory approvals of the Transaction; the ability to complete the Transaction considering the various closing conditions; pro forma descriptions of the combined company and its operation, integration and transition plans, synergies, opportunities and anticipated future performance; the benefits of the Transaction and their impact on Eclipse Resources’ business, operations and assets; and any statements of assumptions underlying any of the foregoing. In addition, forward-looking statements may include statements about business strategy; reserves; general economic conditions; financial strategy, liquidity and capital required for developing properties and timing related thereto; realized natural gas, natural gas liquids and oil prices; timing and amount of future production of natural gas, NGLs and oil; hedging strategy and results; future drilling plans; competition and government regulations, including those related to hydraulic fracturing; the anticipated benefits under commercial agreements; marketing of natural gas, NGLs and oil; leasehold and business acquisitions; the costs, terms and availability of gathering, processing, fractionation and other midstream services; general economic conditions; credit markets; uncertainty regarding future operating results, including initial production rates and liquid yields in its type curve areas; and plans, objectives, expectations and intentions contained in this press release that are not historical.

Eclipse Resources and Blue Ridge caution you that the forward-looking statements pertaining to the proposed Transaction are subject to risks and uncertainties related to the benefits from, or completion of, the proposed Transaction, including, without limitation, failure to satisfy any of the conditions precedent to the proposed Transaction (including the possibility that stockholders of Blue Ridge may not approve the Transaction), disruption of management time from ongoing business operations due to the Transaction, adverse effects on the market price of Eclipse Resources’ common stock and on Eclipse Resources’ operating results because of a failure to complete the proposed Transaction or because of any announcements related to the Transaction, adverse effects on the ability of Eclipse Resources and Blue Ridge to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers, failure to realize the expected benefits of the proposed Transaction, negative effects of announcement or consummation of the proposed Transaction on the market price of Eclipse Resources’ common stock, and significant transaction costs, unknown liabilities and/or unanticipated expenses such as litigation expenses. In addition, if and when the proposed Transaction is consummated, there will be risks and uncertainties related to Eclipse Resources’ ability to successfully integrate the operations of Blue Ridge, including the risk that the combined company may not operate as effectively and efficiently as expected, may be unable to achieve synergies or may take longer than expected to achieve synergies. In addition, all forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond either company’s control, incident to the exploration for and development, production, gathering and sale of natural gas, NGLs and oil. These risks include, but are not limited to, legal and environmental risks, drilling and other operating risks, regulatory changes, commodity price volatility and the recent significant decline of the price of natural gas, NGLs, and oil, inflation, lack of availability of drilling, production and processing equipment and services, counterparty credit risk, the uncertainty inherent in estimating natural gas, NGLs and oil reserves and in projecting future rates of production, cash flow and access to capital, the timing of development expenditures, and the other risks described in the consent solicitation statement/information statement/prospectus and under Item 1A. Risk Factors in the 2017 Annual Report and in Eclipse Resources’ Quarterly Reports on Form 10-Q.

All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by this cautionary statement and are based on assumptions that Eclipse Resources or Blue Ridge believes to be reasonable but that may not prove to be accurate. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Eclipse Resources, Blue Ridge or persons acting on their behalf may issue. Except as otherwise required by applicable law, Eclipse Resources and Blue Ridge disclaim any duty to update any forward-looking statements to reflect new information or events or circumstances after the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Blue Ridge Contact:

Blue Ridge Mountain Resources, Inc.

Michael Koy, EVP & CFO

469-293-2166

ir@brmresources.com

Eclipse Resources Contact:

Eclipse Resources Corporation

Douglas Kris, Investor Relations

814-325-2059

dkris@eclipseresources.com